

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2022

Bret Yunker
Chief Financial Officer
Caesars Entertainment, Inc.
100 West Liberty Street, 12th Floor
Reno, Nevada 89501

> **Re: Caesars Entertainment, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 24, 2022**
> **File No. 001-36629**

Dear Bret Yunker:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Supplemental Unaudited Presentation of Consolidated Adjusted Earnings before Interest, Taxes,
Depreciation and Amortization..., page 45

1. We note your tabular presentation of Adjusted EBITDA on pages 46 and 47 and your footnote (g) to these tables on page 47. In light of your statement within footnote (g) that such presentation does not conform to the Securities and Exchange Commission rules for pro forma presentation, please tell us how you determined it was appropriate to present this information in this format. Alternatively, please revise to present net income (loss) attributable to Caesars reconciled to adjusted EBITDA for CEI followed by a single adjustment for pre-consolidation, pre-acquisition, and pre-disposition results to arrive at total adjusted EBITDA. This comment also applies to similar disclosure within your earnings release.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Babette Cooper, Staff Accountant at 202-551-3396 or Jennifer Monick, Assistant Chief Accountant at 202-551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction